UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               TO

Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.
One Valmont Plaza
Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2019 and 2018, Supplemental Schedule as of December 31, 2019, and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2019 —	12

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the
Valmont Employee Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Valmont Employee Retirement Savings Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2020

We have served as the auditor of the Plan since 1996.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018

ASSETS:
Investments — at fair value:
Wells Fargo Stable Value Fund Q	$27,005,434	$25,305,784
Mutual funds	91,402,597	88,455,238
Common collective trusts	346,829,753	278,577,018
Valmont Industries, Inc. common stock	22,777,812	19,142,343

Total investments	488,015,596	411,480,383

Receivables:
Notes receivable from participants	14,030,719	13,229,849
Due from broker for securities sold	1,976	1,643

Total receivables	14,032,695	13,231,492

NET ASSETS AVAILABLE FOR BENEFITS	$502,048,291	$424,711,875

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018

ADDITIONS:
Investment income (loss):
Net appreciation/(depreciation) in investments	$86,510,264	$(40,833,293)
Interest and dividends on investments	2,933,311	6,697,086

Net investment income (loss)	89,443,575	(34,136,207)

Interest income on notes receivable from participants	717,304	642,185

Contributions:
Employer	12,375,820	11,992,804
Employee	24,243,343	22,641,374
Rollover	4,596,339	1,221,426
Rollover from Walpar, LLC 401(k) Plan	1,464,492	—

Total contributions	42,679,994	35,855,604

DEDUCTIONS:
Benefits paid to participants	54,720,742	61,001,315
Administrative fees	783,715	680,434

Total deductions	55,504,457	61,681,749

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	77,336,416	(59,320,167)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	424,711,875	484,032,042

End of year	$502,048,291	$424,711,875

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.DESCRIPTION OF THE PLAN
The following description of the Valmont Industries, Inc. (the “Company” or “Plan Sponsor”) Valmont Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General - The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. The Human Resources committee of the Board of Directors of the Company oversees the operation and administration of the Plan. Fidelity Investments (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions - Each year, participants may contribute up to 50% of eligible compensation on a pretax basis and up to 10% on an after-tax basis, subject to certain IRC limitations. The combined total of pretax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may also make rollover contributions representing distributions from a previous employer’s qualified plan or an Individual Retirement Account (IRA). The Company contributes 75% of the first 6% of eligible compensation that a participant contributes to the Plan on a pre-tax basis unless a participant is covered by a collective bargaining agreement in which case the terms of the collective bargaining agreement will apply. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions. The Plan has an automatic deferral feature in which employees that do not make an affirmative deferral election are deemed to have made a pre-tax deferral election of 3% of eligible compensation. The funds are automatically invested into a Vanguard Target Fund based on the participant's age, which can be changed by the participant at any time. The deferral percentage is increased by 1% annually up to a maximum of 6% of eligible compensation.
Participant Accounts - Each participant’s account is credited with the participant’s contributions and any associated Company contributions. The participant’s account is also credited with an allocation of Plan earnings or losses corresponding to the participant’s investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers common collective trusts, mutual funds, and Valmont Industries, Inc. common stock as investment options for participants. Investments in Valmont Industries, Inc. common stock are limited to 25% of a participant’s account balance.

Vesting - Participants’ contributions and the related investment earnings are immediately vested. The Company’s contributions and the related investment earnings are vested based on years of service:

Years of	Vesting
Service	Percentage
0-1	- %
1-2	25
2-3	50
3-4	75
>=5	100

Notes Receivable from Participants - The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. A participant may have two outstanding loans at a time. Loans are secured by the participant’s account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants’ loan balances.
Benefit Payments - On termination of service with the Company (including termination of service due to death, disability, or retirement), distributions may be made in lump-sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships that are subject to required Internal Revenue Service penalties. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account as defined by the Plan, represents a forfeiture. At December 31, 2019 and 2018, net assets available for benefits included forfeited nonvested accounts of $77,344 and $235,027, respectively. Forfeited accounts are used to reduce future employer contributions. During 2019 and 2018, employer contributions were reduced by $643,863 and $413,861, respectively, from forfeited nonvested accounts.
Plan Merger - Valmont Industries, Inc. acquired Walpar, LLC. Effective May 1, 2019, the Walpar, LLC 401(k) Plan was legally merged into the Plan. The contributed assets are reported as "Rollover from Walpar, LLC 401(k) Plan" in the statements of changes in net assets available for benefits.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the financial statements.
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in March 2020, the values of investment securities declined significantly. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 financial statements cannot be predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. Among other things, the CARES Act includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to Plan participants under the CARES Act and has implemented the following provision:

•Special withdrawals available beginning January 1, 2020 and before December 31, 2020 for up to $100,000, if the participant is a “qualified individual” as defined under the CARES Act.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. Common collective trusts are valued at the proportionate share of gains and losses and income reported by underlying pooled assets primarily comprised of open-ended mutual funds. The Company’s common stock is valued at its quoted market price. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.
The Wells Fargo Stable Value Fund Q is a bank common collective trust fund, that invests in underlying fully-benefit responsive investment contracts, and is valued at the fair market value of the underlying investments. In accordance with GAAP, the stable value fund is included at fair value using net asset value in the statements of net assets available for benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Fees - Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor as provided in the Plan Document.
Payment of Benefits - Benefits are recorded when paid. There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2019 and 2018.
3. FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable Value Fund - Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services-Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit-responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions may occur daily and there is no redemption notice period for the individual participant unfunded commitments, redemption restrictions or notice period requirements.

Common Collective Trusts - Valued at the proportionate share of gains and losses and income reported by underlying pooled assets primarily comprised of open-ended mutual funds registered with the Securities and Exchange Commission. Participant transactions may occur daily and there is no redemption notice period for the individual participant unfunded commitments, redemption restrictions or notice period requirements.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2019
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Investments at Fair Value:
Mutual funds	$91,402,597	$—	$—	$91,402,597
Valmont Industries, Inc. common stock	22,777,812	—	—	22,777,812

Total Investments in the Fair
Value Hierarchy	$114,180,409	$—	$—	$114,180,409

Investments at Net Asset Value:
Common collective trusts (including stable value fund)				373,835,187

Total investments				$488,015,596

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2018
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Investments at Fair Value:
Mutual funds	$88,455,238	$—	$—	$88,455,238
Valmont Industries, Inc. common stock	19,142,343	—	—	19,142,343

Total Investments in the Fair
Value Hierarchy	$107,597,581	$—	$—	$107,597,581

Investments at Net Asset Value:
Common collective trusts (including stable value fund)				303,882,802

Total investments				$411,480,383

Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers in or out of Levels 1, 2 or 3.
4. WELLS FARGO STABLE VALUE FUND Q
The Wells Fargo Stable Value Fund Q (the “Fund”) is a common collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee the Fund will be able to maintain this value.
Participants, ordinarily, may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:
•A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
•Any transfer of assets from the Fund directly into a competing investment option
•The establishment of a defined contribution plan that competes with the Plan for employee contributions
•Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer
•Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow
•Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid to Fidelity by Plan participants for investment management and various other transaction-related services were $783,715 and $680,434 for the years ended December 31, 2019 and 2018, respectively.
At December 31, 2019 and 2018, the Plan held 152,075 and 172,531 shares, respectively, of common stock of the Company, with a cost basis of $11,802,526 and $13,413,503, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from the Company of $251,505 and $272,674, respectively.
6. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions to their accounts.
7. TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 21, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company and Plan management believe the Plan is currently designed and operated in compliance with applicable requirements of the IRC. Accordingly, the Plan and related trust continue to be tax-exempt, and no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

******

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN
Employer ID No: 47-0351813
Plan No: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019

	(b) Identity of Issue, Borrower,		(d) Current
(a)	Lessor, or Similar Party	(c) Description of Investment	Value

	JP Morgan Mid Cap Value Institutional	225,725 shares	$8,954,503
	JP Morgan Emerging Markets Equity	105,643 shares	3,451,352
	TRP Overseas Stock I	626,904 shares	7,015,053
	Vanguard Inflation Protected Securities	79,185 shares	2,049,318
	Vanguard Mid-Cap Growth Index Admiral	49,154 shares	3,359,177
	Emerald Growth Institutional	369,256 shares	10,202,549
*	Fidelity 500 Index	160,634 shares	17,994,189
*	Fidelity Global ex US Index Premium Class	716,266 shares	9,590,802
*	Fidelity Contrafund K	1,904,034 shares	26,142,380
*	Fidelity Small Cap Value Fund	172,537 shares	2,643,274
	Total mutual funds		91,402,597

	Wells Fargo Stable Value Fund Q	1,705,836 shares	27,005,434
	Carillon Eagle Mid Cap Growth Fund	1,118,647 shares	12,607,149
	Prudential Core Plus Bond 12	99,689 shares	17,713,720
	Putnam Large Cap Value TR IA	1,180,747 shares	13,708,478
	Vanguard Target Income	187,153 shares	7,057,535
	Vanguard Target 2015	322,273 shares	11,659,828
	Vanguard Target 2020	1,057,686 shares	39,261,292
	Vanguard Target 2025	1,551,967 shares	58,059,076
	Vanguard Target 2030	1,478,014 shares	55,115,134
	Vanguard Target 2035	1,085,084 shares	41,244,030
	Vanguard Target 2040	843,326 shares	33,193,294
	Vanguard Target 2045	639,082 shares	25,377,962
	Vanguard Target 2050	420,992 shares	16,793,380
	Vanguard Target 2055	206,072 shares	11,010,421
	Vanguard Target 2060	95,620 shares	4,028,454
	Total common collective trusts		373,835,187

*	Valmont Industries, Inc. common stock		22,777,812

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.50%,
		loans maturing January 2020 to January 2023	14,030,719

			$502,046,315
*	Represents party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Dated this 24th day of June, 2020.

	By:	/s/ Timothy P. Francis
Timothy P. Francis
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23.1* - Consent of Deloitte and Touche LLP.

* Filed herewith.